Exhibit 99.1

29 August 2022
Taylor Maritime Investments Limited

Possible Offer Announcement

Proposal to Acquire Grindrod Shipping Holdings Ltd.

Taylor Maritime Investments Limited (the “Company” or “TMI”) announces that on 25 August 2022 it submitted a non-binding indicative offer proposal (the “Proposal”) to the board of directors of Grindrod Shipping Holdings Ltd. (“Grindrod”), to acquire all of the issued ordinary shares (excluding treasury shares) (the “Shares”) in the capital of Grindrod (other than the 26% holding already owned by TMI and its subsidiaries) in accordance with Rule 15 of The Singapore Code on Take-overs and Mergers (the “Code”) and subject to Regulations 14D and 14E under the Securities Exchange Act of 1934, as amended (the “SEC Tender Offer Rules”)  (the “Proposed Transaction”).

The Proposed Transaction is expected to be effected by way of a takeover offer for cash, structured as a voluntary general offer governed by the Code and subject to the SEC Tender Offer Rules, for an aggregate value of US$26.00 per share, consisting of a cash purchase price of US$21.00 per share to be paid by TMI for each share tendered in conjunction with a special cash dividend from Grindrod of US$5.00 per share to its existing shareholders, resulting in each non-TMI Grindrod shareholder receiving US$26.00 in value per share for each share tendered.

TMI intends that the Proposed Transaction will be financed by a combination of some or all of the following: existing cash, debt and the special dividend from Grindrod referred to above.

Whether TMI ultimately proceeds with the Proposed Transaction is subject to certain pre-conditions being satisfied or, subject to applicable law and regulation, waived, including the satisfactory completion of confirmatory due diligence and finalisation of a mutually acceptable definitive legally binding agreement with Grindrod to effect the Proposed Transaction. The Proposed Transaction may also be subject to further conditions customary for a transaction of this nature, including conditions as to the level of acceptances and any required merger control clearances, as well as the necessary regulatory approvals in all relevant jurisdictions.  In addition, the Proposed Transaction will be subject to the passing of certain resolutions by TMI shareholders as required by the listing rules of the UK Financial Conduct Authority.  Accordingly, there can be no certainty that the Proposed Transaction will be implemented.

The Proposed Transaction represents an exciting opportunity to combine Grindrod’s operations with TMI to create a significant owner of Handysize up to Ultramax dry cargo ships.  The complementary nature of the companies’ fleets and enhanced operational scale in the geared dry-bulk sector will create meaningful additional value for shareholders and customers that both companies serve.

TMI currently holds 4,925,023 Shares of Grindrod (representing approximately 26% of the 18,996,4931 outstanding Shares) through Good Falkirk (MI) Limited, a Marshall Islands company and wholly-owned subsidiary of TMI.

Evercore and Rand Merchant Bank, a division of FirstRand Bank Limited, have been appointed as financial advisers to TMI in respect of the Proposed Transaction.

Promptly after TMI’s delivery of the Proposal to the Board, TMI filed an amendment to its Schedule 13D disclosure under the United States Securities Exchange Act of 1934, which was previously filed with the United States Securities and Exchange Commission on 20 December 2021 (as amended and supplemented, “Schedule 13D”).  The Proposal has been filed as an exhibit to the amendment to Schedule 13D.

TMI has not yet entered into a definitive legally binding agreement with Grindrod to effect the Proposed Transaction. There can be no certainty or assurance that TMI’s discussions with Grindrod will progress beyond the current stage, or that any transaction will materialise as a result of such discussions.  This announcement does not represent or amount to an announcement of a firm intention to make an offer under the Code or a commencement of a tender offer under the SEC Tender Offer Rules, and there can be no certainty that the Proposed Transaction or any other transaction will ultimately materialise.

TMI will make further announcements in compliance with the requirements of the Code and the SEC Tender Offer Rules in respect of any material developments with regard to the Proposed Transaction.

In the meantime, shareholders of Grindrod should exercise caution when dealing in the Shares. They should consult their stockbrokers, bank managers, solicitors or other professional advisers if they have any doubt about the actions they should take.

For further information, please contact:

Taylor Maritime Investments Limited Edward Buttery Camilla Pierrepont	IR@tminvestments.com
Evercore (Joint Financial Adviser) Mark Whatley Mark Friedman	+1 (212) 857 3100
Rand Merchant Bank (Joint Financial Adviser) Ferdi Vorster	+27 11 282 8000
Jefferies International Limited (Corporate Broker) Stuart Klein Gaudi Le Roux	+44 20 7029 8000

1 Based on the number of ordinary shares outstanding as of 17 August 2022 as reflected in the Form 6-K filed by Grindrod with the U.S. Securities and Exchange Commission.

Montfort Communications Ally Allfrey George Morris Seers	TMI@montfort.london

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation EU 596/2014 as it forms part of retained EU law (as defined in the European Union (Withdrawal) Act 2018).

Important Information

The potential tender offer by TMI and/or a subsidiary or affiliate thereof referred to in this announcement has not been agreed to by TMI or Grindrod and, as such, has not commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any Shares of Grindrod or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO that TMI and/or a subsidiary or affiliate thereof will file, and the Solicitation/Recommendation Statement on Schedule 14D-9 that Grindrod will file, with the U.S. Securities and Exchange Commission (the “SEC”), in the event that a definitive agreement providing for a tender offer is entered into between TMI and Grindrod and the tender offer is commenced.  Any solicitation and offer to buy Shares of Grindrod will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, TMI and/or a subsidiary or affiliate thereof will file with the SEC a Tender Offer Statement on Schedule TO and other necessary filings and in connection therewith Grindrod will file a Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings with the SEC. Any such Tender Offer Statement (including an offer to purchase, a related letter of transmittal and certain other offer documents) and any such Solicitation/Recommendation Statement on Schedule 14d-9 will contain important information. Any holders of Shares are urged to read these documents carefully if and when they become available because they will contain important information that holders of Shares should consider before making any decision with respect to the tender offer. In the event that a tender offer is commenced, the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the offer will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by TMI will be available free of charge on TMI’s internet website at taylormaritimeinvestments.com/investor-centre/.  Copies of the documents filed with the SEC by Grindrod will be available free of charge on Grindrod’s internet website at grinshipping.com/investorrelations.  In addition, holders of Shares may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

Forward looking statements

This announcement contains forward-looking statements related to a non-binding indicative proposal by TMI to acquire the entire issued and to be issued share capital of Grindrod not already owned by TMI, or a subsidiary or affiliate thereof, that involves substantial risks and uncertainties that could cause any actual outcome to differ materially from those expressed or implied by such statements.

These forward-looking statements are subject to risks and uncertainties including, among other things, risks related to the ability of TMI and Grindrod to enter into a definitive agreement for a transaction, satisfaction or waiver of the conditions to closing of any transaction that is agreed to by TMI and Grindrod (including by reason of the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to whether and how many Grindrod shareholders will tender their shares into any offer and the possibility that any agreed transaction does not close.

Notes to Editors

About Grindrod Shipping Holdings Limited
Grindrod is a Singapore incorporated, dry bulk owner operator that is dual listed on NASDAQ and the Johannesburg Stock Exchange.  Grindrod focuses on smaller, geared vessel categories similar to those of TMI’s fleet.

Grindrod owns 25 vessels which are mostly Japanese built, including 15 Handysize vessels (11 Japanese built) and 10 Supramax and Ultramax vessels (all Japanese built), with an average age of eight years.  Grindrod also has six vessels in its chartered in fleet with purchase options on four.

Grindrod has a longstanding history in shipping having been founded in South Africa in 1910.  Since Grindrod’s public listing in 2018 it has streamlined its asset ownership structure and concentrated on dry bulk.

About the Company
Taylor Maritime Investments Limited is an internally managed shipping company listed on the Premium Segment of the Official List, its shares trading on the Main Market of the London Stock Exchange since May 2021.  The Company specializes in the acquisition and chartering of vessels in the Handysize and Supramax bulk carrier segments of the global shipping sector.  The Company invests in a diversified portfolio of vessels which are primarily second-hand and which, historically, have demonstrated average yields in excess of the Company's target dividend yield of 8% p.a. (on the Initial Issue Price).  The current portfolio numbers 27 vessels in the geared dry bulk segment (Handysize and Supramax types).  The ships are employed utilising a variety of employment/charter strategies.

The Company announced an increased interim dividend of 2 cents per Ordinary Share paid on a quarterly basis on 28 July 2022, with a targeted total NAV return of 10-12% per annum over the medium to long-term. The Board approved a special dividend of 3.22 cents per share in respect of the period to 31 March 2022 paid on 6 May 2022, which brought total dividends declared for the period from IPO to 31 March 2022 to 8.47 US cents per share, representing a dividend yield on the IPO price of approximately 10% on an annualised basis.

The Company has the benefit of an experienced Executive Team led by Edward Buttery and who previously worked closely together at the Commercial Manager, Taylor Maritime.  Established in 2014, Taylor Maritime is a privately owned ship-owning and management business with a seasoned team that includes the founders of dry bulk shipping company Pacific Basin Shipping (listed in Hong Kong 2343.HK) and gas shipping company BW Epic Kosan (formerly Epic Shipping) (listed in Oslo BWEK:NO).  Taylor Maritime's team of industry professionals are based in Hong Kong, Singapore and London.
For more information, please visit www.taylormaritimeinvestments.com.

About Geared Vessels

Geared vessels are characterised by their own loading equipment. The Handysize market segment is particularly attractive, given the flexibility, versatility and port accessibility of these vessels which carry necessity goods - principally food and products related to infrastructure building – ensuring broad diversification of fleet activity and stability of earnings through the cycle.